# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: IO Biotech, Inc., CIK 0001865494
CUSIP: 449778109
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: Ole Maaloes Vej 3, Copenhagen N, Denmark (G7), DK-2200
Date of event which requires filing of this statement: 01/21/2026
Amends the filing with accession number 0001193125-21-326112
Filed by CIK 0001388325
Persons authorized to receive notices and communications: Barbara Fiorini, Novo Holdings A/S, Tuborg Havnevej 19, Hellerup, Denmark (G7), DK-2900, 45 3527 6592

## Reporting persons
- Novo Holdings A/S (CIK 0001388325): type of reporting person: corporation (CO); citizenship or place of organization: Denmark (G7); source of funds: working capital (WC); sole voting power 2,469,135; shared voting power 0; sole dispositive power 2,469,135; shared dispositive power 0; aggregate amount beneficially owned 2,469,135 (3.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: IO Biotech, Inc.
Address of issuer's principal executive offices: Ole Maaloes Vej 3, Copenhagen N, Denmark (G7), DK-2200
Comment: This Amendment No. 8 (this "Amendment No. 8" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on November 10, 2021, and amended on May 26, 2022, September 30, 2022, August 11, 2023, February 13, 2024, May 14, 2024, September 17, 2024 and August 19, 2025 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 8 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On January 21, 2026, Novo Holdings A/S sold an aggregate of 2,512,453 shares of Common Stock in open market transactions at prices ranging from $0.206 to $0.3903 (weighted average sales price of $0.2202 per share).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Novo Holdings A/S beneficially owns 2,469,135 shares of Common Stock issuable upon the exercise of immediately exercisable warrants representing approximately 3.3% of the Issuer's outstanding shares of Common Stock, based upon the sum of (i) 71,948,842 shares of the Common Stock outstanding as of November 10, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2025 and (ii) 2,469,135 shares of Common Stock issuable upon the exercise of the warrants.
Number of shares as to which each person has sole or shared power to vote or dispose: Novo Holdings A/S is a Danish corporation wholly owned by the Novo Nordisk Foundation. Novo Holdings A/S has the sole power to vote and dispose of the Novo Shares. Neither the Foundation nor any person listed on the updated Schedule I has the power to direct the vote as to, or the disposition of the Novo Shares.
Transactions in the class effected during the past sixty days: Except as described herein, Novo Holdings A/S has not effected any transactions in the Issuer's Common Stock within the past 60 days and neither the Foundation nor any person listed on the updated Schedule I has effected any transactions in the Issuer's Common Stock within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Novo Holdings A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Novo Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on January 21, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Schedule I

## Signatures
- Novo Holdings A/S: /s/ Barbara Fiorini, By Barbara Fiorini, General Counsel, Finance & Operations (01/23/2026)